REPLACE POLICY PERIOD ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

____________________________________________________________________

It is agreed that:

The following replaces ITEM 2. of the Declarations:

ITEM 2:	POLICY PERIOD:

Inception Date:03/01/2019 Expiration Date:10/14/2020 12:01 A.M. local time as to both dates at the Principal Address stated in ITEM 1.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106694297

IVBB-19031 Ed. 01-16

© 2016 The Travelers Indemnity Company. All rights reserved.

The undersigned, Jacob Griffith, Secretary of Arrow Investments Trust and Arrow ETF Trust (each a “Trust” and, together, the “Trusts”), hereby certifies that the following are true and correct resolutions duly adopted at a meeting of the Board of Trustees of the Trusts held on March 23, 2020:

Approve Extension of Fidelity Bond

RESOLVED, that the Board, including a majority of the Independent Trustees, authorize the appropriate officers of the Trusts to extend the term of the Trusts’ Fidelity Bond, having a term of March 1, 2019 to March 1, 2020, until October 14, 2020, in a form and amount substantially similar to the Trusts’ current Fidelity Bond having an aggregate coverage of $1,000,000, it having been determined to be reasonable in form and amount, after giving due consideration to all factors deemed relevant by the Board, including, among other things, the value of the aggregate assets of the Funds to which any covered person may have access, the arrangements for custody and safekeeping of such assets and the nature of the securities in the portfolios of the Trusts; and

FURTHER RESOLVED, that the participation of the Funds in the Trusts’ Fidelity Bond is in the best interests of each Fund; and

FURTHER RESOLVED, that the portion of the premium to be allocated to each Fund, based upon its proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by each Fund, is fair and reasonable to the Fund; and

FURTHER RESOLVED, that the officers of the Trusts are authorized to take all appropriate actions, including adjusting the terms of the Fidelity Bond as necessary, with the advice of legal counsel to the Trusts, to provide and maintain the Fidelity Bond on behalf of the Trusts; and

FURTHER RESOLVED, that the appropriate officers of the Trusts are authorized to file or cause to be filed the Fidelity Bond on behalf of the Trusts with the SEC and give the notices required under Paragraph (h) of Rule 17g-1 under the 1940 Act.

/s/ Jacob Griffith

Jacob Griffith

Secretary